Exhibit 99.1

Notice of General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised under the Financial Services and Markets Act 2000 (the “FSMA”) if you are resident in the U.K. or, if you reside elsewhere, another appropriately authorised financial adviser.

This document does not constitute an offer to buy, acquire or subscribe for (or the solicitation of an offer to buy, acquire or subscribe for) ordinary shares (as defined below). This document does not contain an offer of transferrable securities within the meaning of section 102B of FSMA and does not constitute a prospectus within the meaning of section 85 of FSMA.

This document should not be distributed, forwarded or transmitted in or into any jurisdiction in which such an act would constitute a breach of the relevant laws of such jurisdiction.

The registered office of Venator Materials PLC is Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, United Kingdom, TS22 5FD. Venator Materials PLC is incorporated and registered in England and Wales under the Companies Act 2006 with registered number 10747130.

VENATOR MATERIALS PLC

A notice convening a general meeting of the Company is set out beginning on page 1 of this document.

You are recommended to read the whole of this document, but your attention is drawn to the letter from the President and Chief Executive Officer of the Company, which is set out on pages i to ii of this document and which provides details of the business of the Meeting.

A GENERAL MEETING WILL BE HELD ON OCTOBER 9, 2023 AT THE OFFICES OF VENATOR MATERIALS PLC AT TITANIUM HOUSE, HANZARD DRIVE, WYNYARD PARK, STOCKTON- ON-TEES, UNITED KINGDOM, TS22 5FD, AT 3:00PM BRITISH SUMMER TIME.

AN INVITATION FROM VENATOR’S LEADERSHIP

DEAR FELLOW SHAREHOLDER,

1.	Background to and Reasons for the Meeting

As announced on May 15, 2023, Venator Materials PLC (the “Company”) has reached agreement with the overwhelming majority of its lenders and noteholders on the terms of a comprehensive recapitalization plan which involves equitizing nearly $1 billion of the Company’s funded debt, strengthening its balance sheet, and facilitating an infusion of new capital, all of which will position the Company for future growth and success. The implementation of the recapitalization requires certain steps to be taken, including the convening of a general meeting of the Company to approve a special resolution, as described further below.

On May 14, 2023, the Company and certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code, commencing chapter 11 cases (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”).

In connection with the Chapter 11 Cases, on July 25, 2023, an order (the “Confirmation Order”) was entered confirming the Company’s chapter 11 plan of reorganisation (the “Plan”). The Plan contemplates, and the Confirmation Order requires, a release and discharge of amounts owed to the Company’s existing secured lenders and secured and unsecured noteholders, and the issuance of new ordinary shares in the Company (or, if and to the extent agreed between the Company and the relevant holder, other securities which carry rights to subscribe for, or to convert securities into, such ordinary shares) to such lenders and noteholders.

Among other things, the Confirmation Order provides the Company with the authority to take any action necessary and appropriate to implement, effectuate, and consummate the restructuring transactions contemplated by the Plan. Your rights are further described in the Plan and related Disclosure Statement. You may obtain copies of the Plan, the Disclosure Statement, and related materials, free of charge: (1) on the Company’s restructuring website at http://dm.epiq11.com/Venator; (2) by emailing the Company’s solicitation agent at venator@epiqglobal.com; or (3) by calling the Company’s solicitation agent at +1 (888) 716- 3497 (Toll Fee U.S. & Canada) or +1 (503) 436-6147 (international). You may also obtain copies of any documents filed in the Chapter 11 Cases for a fee through the Bankruptcy Court’s website at: https://ecf.deb.uscourts.gov.

On August 31, 2023, the Company held a general meeting to approve the allotment and issuance of new ordinary shares in the Company and/or the granting of rights to subscribe for, or to convert securities into, new ordinary shares in the Company (the “Share Issuance Resolution”) and to seek authority to carry out the Share Issuance on a non-pre-emptive basis (the “Disapplication Resolution”), to enable the issuance of new ordinary shares to the existing lenders and noteholders in accordance with the Plan and the Confirmation Order. The Share Issuance Resolution passed, while the Disapplication Resolution did not.

The Company has subsequently entered into further discussions with its key stakeholders and, accordingly, is now convening a further general meeting of shareholders (the “Meeting”) of the Company to be held on October 9, 2023 at 3:00 p.m. British Summer Time, at the offices of Venator Materials PLC at Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees, United Kingdom, TS22 5FD. The formal notice of the Meeting (the “Notice of Meeting”) immediately follows this invitation and contains the proposed resolution to be passed by the shareholders of our Company at the Meeting.

i

The purpose of the Meeting is to deliberate and resolve to approve the Disapplication Resolution, to enable the issuance of new ordinary shares to the existing lenders and noteholders in accordance with the Plan and the Confirmation Order, and future equity grants to directors of the Company, as described in further detail in paragraph 2 below.

It is important that you use this opportunity to take part in the affairs of our Company by meeting on the business to come before the Meeting, and we urge you to read the Notice of Meeting and the accompanying notes in full for additional information concerning the matters to be considered at the Meeting.

2.	Details of the Share Issuance

Following the passing of the Share Issuance Resolution on August 31 2023, the Directors require authority to allot and issue new ordinary shares on a non-pre-emptive basis, to satisfy the requirement to allot and issue new ordinary shares to the Company’s existing secured lenders and secured and unsecured noteholders in accordance with the Plan and the Confirmation Order and to enable the Company to make future equity grants to directors of the Company. Shareholder approval is being sought for this authority by way of Resolution 1.

PLEASE VOTE AS SOON AS POSSIBLE

We ask that you vote as soon as possible. You may vote by proxy via the Internet or by mail by following the instructions on the enclosed form of proxy, or in accordance with the information forwarded by your broker, bank or other holder of record. For detailed information regarding voting instructions, please refer to pages 2 to 7 of the accompanying Notice of Meeting.

The Board of Directors strongly encourages shareholders to exercise their votes by submitting their form of proxy in advance of the Meeting and to appoint the individuals named herein as their proxy with their voting instructions.

Thank you for your continued support and interest in Venator Materials PLC.

Yours sincerely,

/s/ Simon Turner
Simon Turner
President and Chief Executive Officer

September 21, 2023

ii

NOTICE OF GENERAL MEETING

TABLE OF CONTENTS

Page

NOTICE OF GENERAL MEETING	1
NOTES REGARDING GENERAL MEETING	2
General	2
Actions to be Taken	2
Shareholder Questions	2
SPECIAL RESOLUTION FOR GENERAL MEETING	7
Proposal 1 - Disapplication of Pre-Emption Rights	7

ADDITIONAL INFORMATION	8

iii

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting (the “Meeting”) of Venator Materials PLC (the “Company”) will be held at the offices of the Company at Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, United Kingdom, TS22 5FD on October 9, 2023 at 3:00 p.m. British Summer Time, for the transaction of the business set forth below.

The Company has one class of ordinary shares as at the date of this notice. The holders of the ordinary shares are entitled to one vote per share on all matters that are subject to a shareholder vote.

This notice is being sent to you because, as of the close of business in New York on September 15, 2023, you have been determined to be a holder of ordinary shares of the Company.

The resolution to be considered at the Meeting will be proposed as a special resolution. Provided a quorum is present, for special resolutions, not less than 75% of the votes cast (in each case whether in person or by proxy) must be cast in favour in order for the resolution to be passed. The resolution at the Meeting will be decided on a poll. You can order a paper copy of this notice or any other Company report free of charge at https://www.venatorcorp.com/investor relations/financials/annual-report-and-proxy-materials. Copies will also be available at the Meeting.

SPECIAL RESOLUTION

Proposal	Description
1	Disapplication of pre-emption rights for issuance of new ordinary shares

RESULTS OF VOTES

The results of polls taken on the resolution at the Meeting and any other information required by the Companies Act 2006 will be made available on the Company’s website (https://www.venatorcorp.com/investor-relations/financials/annual-report-and-proxy- materials) as soon as reasonably practicable following the Meeting and for the required period thereafter.

BY ORDER OF THE BOARD
Registered head office
/s/ Russ R. Stolle
Russ R. Stolle	Titanium House
Company Secretary	Hanzard Drive
September 21, 2023	Wynyard Park, Stockton-On-Tees
United Kingdom, TS22 5FD

NOTES REGARDING THE GENERAL MEETING

GENERAL

A general meeting (the “Meeting”) of Venator Materials PLC (“Venator,” the “Company,” “us,” “we,” or “our”) will be held at the offices of Venator Materials PLC, Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees, TS22 5FD, United Kingdom, on October 9, 2023 at 3:00 p.m. British Summer Time, for the purposes set forth in the accompanying Notice of Meeting.

The offices of the Company, as set forth above, shall constitute the principal meeting place, where the Meeting shall take place.

ACTIONS TO BE TAKEN

If you are a holder of ordinary shares as at the date of the Meeting in the Company and are planning to attend the Meeting in person (or by way of corporate representative), please contact the Company via email at Venator Investor Relations at ir@venatorcorp.com.

If you are unable to attend the Meeting in person, you can still vote on the resolution by appointing a proxy. A form of proxy for use at the Meeting is enclosed. You are advised to vote in accordance with the instructions printed on your form of proxy as soon as possible but in any event by no later than 11:59 p.m. Eastern Daylight Time on October 8, 2023.

Further information about how to vote and attend the Meeting is given below.

The Board of Directors strongly encourages shareholders to exercise their votes by submitting their form of proxy in advance of the Meeting and to appoint the individuals named herein as their proxy with their voting instructions.

Any person who participates at the Meeting by way of arrangements described in this Notice of Meeting will be deemed present at, and will count in the quorum for, the Meeting.

The return of a completed form of proxy will not preclude a shareholder from attending the Meeting in-person, should they subsequently decide to do so.

FOREIGN PRIVATE ISSUER STATUS

The Company is incorporated under the laws of England and Wales. As such, the Company is subject to the Companies Act 2006 (the ‘‘Act’’) under English law. The Company also qualifies as a “Foreign Private Issuer” under applicable U.S. securities laws, and currently files, discloses and reports consistent with U.S. securities laws applicable to a Foreign Private Issuer. Prior to May 30, 2023, the Company’s ordinary shares were listed on the New York Stock Exchange (‘‘NYSE’’), under the symbol ‘‘VNTR”. The Company’s ordinary shares currently trade in the OTC Pink Open Market under the symbol “VNTRQ”.

Your vote is important to us and allows you to participate in the future of our Company. We encourage you to read this Notice of Meeting and the matters to be considered at the Meeting, and to use this opportunity to take part in the affairs of our Company by voting on the matters to be considered at the Meeting.

SHAREHOLDER QUESTIONS

1.	WHAT IS THE PURPOSE OF THE MEETING?

At the Meeting, shareholders will vote upon the matters set forth in the Notice of Meeting and on any other matters properly presented at the Meeting in accordance with our current Articles of Association (the “Articles”).

Any shareholder of record attending the Meeting has the right to ask questions. Shareholders are kindly asked to direct questions to the chair of the meeting and limit their questions to matters that relate directly to the business of the Meeting. We must answer any questions asked by a shareholder of record attending the Meeting relating to the business dealt with at the Meeting unless to do so would: (i) interfere unduly with the business of the Meeting; (ii) be undesirable in the interests of Venator or the good order of the Meeting; (iii) involve the disclosure of confidential and/or commercially sensitive information; or (iv) be duplicative of information already provided on our website or in our public filings.

2.	WHAT IS INCLUDED IN THE NOTICE OF MEETING?

The Notice of Meeting and accompanying materials include the Notice of Meeting and a proxy form for the Meeting.

Shareholders are referred to the U.S. 2022 Annual Report on Form 20-F for financial and other information about our activities.

3.	HOW CAN I ACCESS SHAREHOLDER MATERIALS OVER THE INTERNET?

Your Notice of Meeting and form of proxy (as applicable) contain instructions on how to view the Notice of Meeting and accompanying materials online at https://materials.proxyvote.com/default.aspx?ticker=G9329Z

4.	WHAT IS A PROXY?

A proxy is a person legally designated by you (amongst other shareholders) to vote the shares you own. A shareholder of record who is entitled to attend and vote at the Meeting is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights as a shareholder and to speak and vote at the Meeting. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy form. Simon Turner, our President and Chief Executive Officer, and Russ R. Stolle, our Executive Vice President, General Counsel, Chief Compliance Officer and Secretary, will serve as proxies for the Meeting pursuant to the proxy card solicited by our Board. A form of proxy for use at the Meeting is enclosed.

A shareholder of record is entitled to appoint more than one proxy in relation to the Meeting (provided that each proxy is appointed to exercise the rights attached to different ordinary shares). Such proxy need not be a shareholder of record but must attend the Meeting and vote as the shareholder of record instructs for such vote to be counted.

5.	WHAT IS THE RECORD DATE AND WHO IS ENTITLED TO VOTE AT THE MEETING?

The record date for the Meeting is September 15, 2023. Owners of record of ordinary shares at the close of business on the record date are entitled to:

•	receive notice of the Meeting; and

•	vote at the Meeting and any adjournments or postponements in accordance with our Articles.

At the close of business in New York on September 15, 2023, there were 108,791,900 ordinary shares outstanding, each of which is entitled to one vote on each item of business to be considered at the Meeting, unless otherwise restricted from voting in accordance with applicable law and/or the Articles.

Any corporate shareholder of record may, by resolution pursuant to its articles or other governing body, authorize another person to act as its representative at the Meeting, and such authorized person will (on production of a certified copy of such resolution at the Meeting) be entitled to exercise the same powers on behalf of the corporation as that corporation could exercise if it were an individual shareholder of the Company.

In the case of joint holders, the vote of the senior holder who submits a vote will be accepted to the exclusion of the vote of the other joint holders, with seniority determined by the order in which the names of the holders appear in the register of members of our transfer agent.

A list of shareholders entitled to vote at the Meeting will be available for inspection at our principal executive offices at Titanium House, Hanzard Drive, Wynyard Park, Stockton-on- Tees, TS22 5FD, United Kingdom for not less than 10 days prior to the Meeting (during ordinary business hours, beginning on September 25, 2023) and during the Meeting. If you would like to review the shareholder list during ordinary business hours, please contact Venator Investor Relations via email at ir@venatorcorp.com to schedule an appointment.

6.	HOW MANY VOTES ARE REQUIRED TO HOLD THE MEETING?

The required quorum for the transaction of business at the Meeting are shareholders entitled to cast at least the majority of the voting rights of the Company, represented in person or by proxy. Consequently, the presence, in person or by proxy, of the holders of at least 54,395,951 ordinary shares is required to establish a quorum at the Meeting. Shares that are voted with respect to a particular matter are treated as being present at the Meeting for purposes of establishing a quorum. Abstentions and broker non-votes (discussed below) will be counted as present and entitled to vote for purposes of determining a quorum at the Meeting.

7.	WHO MAY ATTEND THE MEETING?

All shareholders of record who owned ordinary shares at the close of business in New York on the record date, September 15, 2023, or their duly appointed proxies, may attend the Meeting and any adjournments or postponements thereof, as may our invited guests. “Street name shareholders,” as described in Question 8 below, who owned ordinary shares at the close of business in New York on September 15, 2023, may also attend subject to the requirements set forth in Questions 8 and 9 below. Seating is limited and admission is on a first-come, first-served basis. If you attend the Meeting, you will need to bring your Notice of Meeting or proxy form, a form of personal photo identification (such as a passport or driver’s license) and check in at the registration desk at the Meeting. Please note that if you hold shares in “street name” (that is, in a brokerage account or through a bank or other nominee), you also will need to bring valid photo identification and a copy of a statement reflecting your share ownership as of September 15, 2023 or you will not be admitted.

8.	WHAT IS THE DIFFERENCE BETWEEN A SHAREHOLDER OF RECORD AND A SHAREHOLDER WHO HOLDS SHARES IN STREET NAME?

Most shareholders hold their shares through a broker, bank or other nominee (i.e., in street name) rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those held in street name.

•	Shareholders of Record. If your shares are registered directly in your name on the register of members with our transfer agent, you are considered, with respect to those shares, the “shareholder of record.” As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Meeting.

•	Street Name Shareholders. If your shares are held in a share brokerage account or by a bank or other nominee, you are considered, with respect to those shares, the beneficial owner of shares held in “street name,” and the Notice of Meeting or proxy materials are being forwarded to you by your broker, bank or other nominee, which is considered, with respect to those shares, the shareholder of record. You have the right to instruct your broker, bank or other nominee how to vote.

9.	WHAT DIFFERENT METHODS CAN I USE TO VOTE?

Shareholders of Record: Shareholders of record may (1) vote their shares in person at the Meeting by completing a ballot at the Meeting; or (2) submit a proxy to have their shares voted by one of the following methods:

•	By Internet. You may submit a proxy form electronically on the Internet by following the instructions provided on the proxy form or Notice of Meeting. Please have your proxy form or Notice of Meeting in hand when you log onto the website. Internet voting facilities will be available 24 hours a day and will close at 11:59 p.m., Eastern Daylight Time, on October 8, 2023.

•	By Mail. If you received a paper copy of the Notice of Meeting and accompanying materials by mail, you may indicate your vote by completing, signing and dating your proxy form and returning it in the enclosed reply envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York, 11717. The proxy form must be received by 5:00 p.m., Eastern Daylight Time, on October 8, 2023.

Street Name Shareholders: Street name shareholders may generally vote their shares or submit a proxy to have their shares voted by one of the following methods:

•	By the Methods Listed on the Voting Instruction Form. Please refer to the voting instruction form or other information forwarded by your bank, broker or other nominee to determine whether you may submit a proxy form by telephone or on the Internet, following the instructions provided by the record holder.

•	In Person. If you are a street name shareholder, you may vote in person at the Meeting only if you obtain a legal proxy from your bank, broker or other nominee. Please consult the voting instruction form or other information sent to you by your bank, broker or other nominee to determine how to obtain a legal proxy in order to vote in person at the Meeting.

SUBMITTING YOUR PROXY FORM VIA INTERNET, TELEPHONE OR MAIL DOES NOT AFFECT YOUR ABILITY TO VOTE IN PERSON AT THE MEETING.

10.	WHAT HAPPENS IF I DO NOT GIVE SPECIFIC VOTING INSTRUCTIONS WHEN RETURNING MY PROXY FORM?

A proxy form that is properly completed and submitted will be voted at the Meeting in accordance with the instructions on the proxy form. If you are a shareholder of record and you indicate when voting on the Internet that you wish to vote as recommended by the Board, then your shares will be voted at the Meeting in accordance with the Board’s recommendation on all matters presented for a vote at the Meeting. Similarly, if you properly complete and submit a proxy form, but do not indicate any contrary voting instructions, your shares will be voted for a particular proposal or for all of the proposals in accordance with the Board’s recommendation. If any other business properly comes before the shareholders for a vote at the meeting, your shares will be voted at the discretion of your designated proxy. As at the date of this Proxy Statement, the Board knows of no matters, other than those previously described, to be presented for consideration at the Meeting.

11.	WHAT VOTES ARE NEEDED FOR EACH PROPOSAL TO PASS AND IS BROKER DISCRETIONARY VOTING ALLOWED?

Resolution		Vote Required	Broker Discretionary Vote Allowed
(1)	Disapplication of pre-emption rights in relation to allotment of new ordinary shares	At least 75% of votes cast in person or by proxy and entitled to vote	No

12.	HOW ARE ABSTENTIONS AND BROKER NON-VOTES TREATED?

As noted above, abstentions and broker non-votes are counted for purposes of determining a quorum. For purposes of determining whether a proposal is approved, abstentions are not considered as votes cast and will have no effect on the outcome of a proposal. Broker non- votes are not considered as shares having voting power present in person or represented by proxy and will not be counted toward the vote total and therefore will have no effect on the outcome of a proposal.

13.	WHAT HAPPENS IF ADDITIONAL PROPOSALS ARE PRESENTED AT THE MEETING?

If you grant a proxy, the persons named as proxy holders will have discretion to vote your shares on any additional matters properly presented for a vote at the Meeting

14.	CAN I CHANGE MY VOTE AFTER SUBMITTING MY PROXY?

If you are a shareholder of record, you may revoke a previously submitted proxy at any time before the polls close at the Meeting by:

•	voting again by telephone or through the Internet prior to 11:59 p.m. Eastern Daylight Time on October 8, 2023;

•	requesting, completing and mailing in a new paper form of proxy, which must be received by 5:00 p.m., Eastern Daylight Time, on October 8, 2023;

•	giving written notice of revocation to our Corporate Secretary by mail to Corporate Secretary, Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees TS22 5FD; or

•	attending the Meeting and voting in person (merely attending the Meeting will not revoke a prior submitted proxy).

Any written revocation or later dated proxy that is mailed must be received by the Corporate Secretary before the close of business in New York on October 8, 2023. Alternatively, you may hand deliver a written revocation notice or a later dated proxy to Venator’s Corporate Secretary at the Meeting before voting begins.

If you are a street name shareholder, you must follow the instructions to revoke your proxy, if any, provided by your bank, broker or other nominee.

15.	WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE OF MEETING OR MORE THAN ONE SET OF SHAREHOLDER MATERIALS?

It means that you have multiple accounts with our transfer agent, Computershare, and/or brokers, banks or other nominees. Please vote all of your shares. We recommend that you contact Computershare and/or your broker, bank or other nominee (as applicable) to consolidate as many accounts as possible under the same name and address. If you have multiple accounts with Computershare that you want to consolidate, please submit your request by mail to Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078, or by telephone at 1-866-644-4127. Computershare may also be reached through its website at www.computershare.com.

16.	WHERE CAN I FIND THE VOTING RESULTS OF THE MEETING?

The preliminary voting results will be announced at the Meeting. The results of the polls taken on the resolution at the Meeting will be checked by the scrutineer and, along with any other information required by the Act, made available on our website at https://www.venatorcorp.com/investor-relations/financials/annual-report-and-proxy-materials as soon as reasonably practicable following the Meeting.

17.	HOW DOES THIS NOTICE RELATE TO THE PRIOR NOTICE DATED JUNE 12, 2023 AND THE GENERAL MEETING ON AUGUST 31, 2023?

The earlier notice dated June 12, 2023 convened a general meeting of shareholders of the Company, which was commenced on June 29, 2023. That meeting was then adjourned until July 21, 2023, and then adjourned again to July 25, 2023. The Bankruptcy Court entered the Confirmation Order on July 25, 2023. However, it was not possible to further adjourn the meeting until after the date of entry of the Confirmation Order, as there was insufficient time prior to the expiration of the record date period within which a meeting so adjourned must be completed for any voting at the meeting to be given effect under the Articles. That meeting was therefore terminated with no votes being cast.

A notice of a new meeting on August 31, 2023 was therefore issued, with certain additional resolutions proposed, to reflect the terms of the Plan and the Confirmation Order. At such meeting, one of the resolutions passed, but the other did not. The Company has subsequently consulted further with its key stakeholders and is therefore presenting shareholders with the resolution set out in this Notice of Meeting in order to reflect the terms of the Plan and the Confirmation Order.

SPECIAL RESOLUTION FOR THE EXTRAORDINARY GENERAL MEETING

RESOLUTION 1. DISAPPLICATION OF PRE-EMPTION RIGHTS IN RELATION TO ORDINARY SHARES

That the directors be given power pursuant to section 570 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of that Act) for cash pursuant to the authority granted by the resolution passed at the Company’s general meeting on 31 August 2023 ( the “Share Issuance Resolution”) as if section 561 of that Act did not apply to any such allotment, provided that this authority shall expire upon expiry of the authority conferred by the Share Issuance Resolution. The authority granted by this Resolution 1 shall revoke and replace all other existing authorities previously granted to the directors under section 570 of the Companies Act 2006.

THE BOARD RECOMMENDS A VOTE “FOR” THE DISAPPLICATION OF PRE-EMPTION RIGHTS IN RELATION TO THE ORDINARY SHARES

ADDITIONAL INFORMATION

Notes:

1.	The proposed resolution will be put to vote on a poll. On a poll, each shareholder has one vote for every share held.

2.	Shareholders of record may (1) vote their shares in person at the Meeting by completing a ballot at the Meeting; or (2) submit a proxy to have their shares voted by one of the following methods:

•	By Internet. You may submit a proxy form electronically on the Internet by following the instructions provided on the proxy form or Notice of Meeting. Please have your proxy form or Notice of Meeting in hand when you log onto the website. Internet voting facilities will be available 24 hours a day and will close at 11:59 p.m., Eastern Daylight Time, on October 8, 2023.

•	By Mail. If you received a paper copy of the Notice of Meeting and accompanying materials by mail, you may indicate your vote by completing, signing and dating your proxy form and returning it in the enclosed reply envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York, 11717. The proxy form must be received by 5:00 p.m., Eastern Daylight Time on October 8, 2023.

3.	A copy of any power of attorney under which the form of proxy is signed must (i) in the case of paper copy proxy forms, be delivered with the form or (ii) in the case of proxy forms submitted electronically, be sent to CorporateSecretary@venatorcorp.com, in each case not less than 48 hours before the time of the Meeting.

4.	Submission of a proxy vote shall not preclude a member from attending and voting in person at the Meeting in respect of which the proxy is appointed or at any adjournment thereof.

5.	Any member entitled to attend, speak and vote at the Meeting may appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company but must attend the meeting. A member may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. To appoint more than one proxy you should contact the Company’s transfer agent, Computershare Trust Company, N.A., at P.O. Box 43078, Providence, RI 02940-3078 or by telephone at 1-866-644-4127.

6.	To facilitate the distribution of materials to, and the voting process for, our beneficial shareholders, we have retained Broadridge Financial Solutions, Inc. as our proxy service provider in the U.S. Broadridge performs a number of processing functions for us, including distributing proxy materials by mail or electronically and collecting voting instructions.

7.	In the case of a corporation, the form of proxy must be executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation. A corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that they do not do so in relation to the same shares.

8.	In the case of joint holders, the vote of the senior holder who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

9.	Except as set out in the notes to this Notice of Meeting, any communication with the Company in relation to the Meeting, including in relation to proxies, should be sent to ir@venatorcorp.com.

10.	You may not use any electronic address (within the meaning of section 333(4) of the Companies Act 2006) provided in either this notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated herein.